SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 12, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated October 11, 2004 re: New Appointment at Partner Communications.

New Appointment at Partner Communications

Rosh Ha’ayin, Israel, October 11, 2004 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London: PCCD) (the “Company”, “Partner”) announced today that Alon Berman was appointed Vice President Technologies, replacing Menahem Tirosh, who is leaving the Company to become the CEO of TTI Team Telecom International Ltd.

Alon Berman joined the Company as Deputy VP of Engineering in the Technologies division at the end of 2002, after serving 20 years in the Israeli Defence Forces, rising to the rank of Colonel and Head of the Technical Department in the Communications Corps.

Mr. Berman holds a bachelor degree in Electronic Engineering from the Technion – Israel Institute of Technology (1982), a Master Degree in Electronic Engineering (1991) and MBA (1994) from Tel-Aviv University.

Amikam Cohen, Partner’s CEO, thanked Menahem Tirosh for his immense contribution to the Company since its founding, and wished Alon Berman success in his new position.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over 2 million subscribers in Israel. Partner subscribers can use roaming services in 142 destinations using 312 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Safe Harbor
This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:
Dr. Dan Eldar
V.P.Carrier, International and Investor Relations
Tel:	+972 54 7814151
Fax:	+972 54 7814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: October 12, 2004